Alston&Bird llp

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Washington, DC 20004-1404

202-239-3300

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www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

March 8, 2019

VIA E-MAIL and EDGAR

Megan Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Re:	Centerstone Investors Trust March 31, 2018 Financial Statements on Form N-CSR, filed on June 11, 2018 File Nos. 333-208987, 811- 23128

Dear Ms. Miller:

This letter is in response to comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s (the “Commission”) on February 12, 2019, relating to the March 31, 2018 financial statements of the Centerstone Investors Fund (the “Investors Fund”) and the Centerstone International Fund (the “International Fund,” and together with the Investors Fund, the “Funds”), each a series of the Centerstone Investors Trust (the “Trust” or the “Registrant”), filed in Form N-CSR on June 11, 2018 (the “Financial Statements”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

Comment #1

Please include a statement that additional information about trustees is included in the Statement of Additional Information.

Response #1

The Registrant will include this statement in future filings.

Comment #2

Please ensure that the most recent version of Form N-CSR is used going forward.

Response #2

The Registrant confirms to the Staff that it will use the most recent version of Form N-CSR for future filings.

Comment #3

Please explain why the amounts payable to officers and directors have not been stated separately per Reg. S-X Rule 6-04.

Response #3

The Registrant confirms to the Staff that it is aware of the requirement under Rule 6-04 of Reg. S-X, however, in this case, the payables for each Fund were either at zero or close to zero at fiscal year-end. Therefore, Registrant believes that it did not need to present these amounts separately in the Statements of Assets and Liabilities.

Comment #4

Per the notes to the financial statements, recoupment of waived advisory fees or reimbursed expenses by the Funds’ adviser can be made to the extent that overall expenses fall below the expense limitation. Please consider aligning the disclosure in the notes to the financial statements to the fee table for each Fund and indicate that recoupment is limited to the lesser of the expense cap at the time of the waiver or the expense cap at the time of the recapture.

Response #4

The Registrant confirms that it will align the disclosure in the financial statement notes regarding the recoupment of waived fees or reimbursed expenses with the disclosure in each Fund’s prospectus in future filings.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum